[Letterhead of Eversheds Sutherland (US) LLP]

May 22, 2020

VIA EDGAR

Jeffrey A. Foor, Esq.

Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foor and Ms. Fettig:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 20, 2020, March 25, 2020, and May 20, 2020, with respect to the Company’s registration statement on Form N-2 (File No. 333-236574), filed with the Commission on February 21, 2020 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Legal Comments

1.	Comment: We note that significant market events related to COVID-19 have occurred since the Registration Statement was filed. Please consider whether the Company’s disclosures, including its risk disclosure, should be revised based on how these events are affecting the Company’s CLO investments. If the Company believes no additional disclosures are warranted, please explain supplementally why such disclosures are not necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Specifically, the Company has added COVID-related disclosure to the sections entitled “Summary,” “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “Business.”

Jeffrey A. Foor, Esq.

Christina DiAngelo Fettig

May 22, 2020

2.	Comment: We note that the section entitled “Use of Proceeds” indicates that there is an expectation to use proceeds within three (3) months after the consummation of any offering pursuant to the Prospectus. In light of recent events, please confirm if the Company still anticipates using proceeds within three (3) months after the consummation of any offering. If not, explain and revise.

Response: The Company acknowledges the Staff’s comment and hereby confirms that it will use the proceeds within three (3) months after the consummation of any offering pursuant to the Prospectus.

3.	Comment: Please advise the Staff if the Company is able to use proceeds from any offering to pay distributions, or whether all distributions must be made from investment income? If the Company is able to use proceeds from any offering to pay distributions, please reference that this could be a return of capital in the section entitled “Use of Proceeds,” or explain to the Staff why this comment is not relevant.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company may use proceeds to pay distributions to stockholders. As requested by the Staff, the Company has added disclosure to the section entitled “Use of Proceeds” to clarify that it may use proceeds from any offering to pay distributions and that, to the extent any such distributions exceed the Company’s net investment income, all or part of the distributions may be considered a return of capital.

4.	Comment: On page 8 of the Prospectus, please disclose whether the Company’s outstanding preferred stock or the leverage facilities could potentially prohibit the issuance of a common stock distribution.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to reflect that the Articles Supplementary for the Company’s outstanding preferred stock prohibit the Company from declaring a common stock distribution if, at the time of declaration, the Company’s asset coverage ratio is below 200%.

5.	Comment: On page 11 of the Prospectus, please bold the following disclosure:

While no decision has yet been made with regard to the Company’s common stock distributions for July, August and September, we believe that the Board of Directors will likely elect to reduce or suspend the Company’s distributions for those months. In light of current economic and market conditions, specifically as a result of the global crisis caused by the spread of the COVID-19 virus, we believe that no reliance should be placed on the prospect for any particular level of common stock distributions for those months, or for any other period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Jeffrey A. Foor, Esq.

Christina DiAngelo Fettig

May 22, 2020

6.	Comment: On page 24 of the Prospectus, the Company includes a risk factor titled “Downgrades by ratings agencies of broadly syndicated loans could adversely impact the financial performance of the CLO vehicles in which we have invested and their ability to pay equity distributions to the Company in the future.” Please explain supplementally whether any such downgrades could have any impact on the Company’s outstanding preferred stock or leverage facilities.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff supplementally that, effective May 15, 2020, the Company’s repurchase agreement with Nomura Securities International, Inc. (the “Nomura Agreement”) has been terminated and repaid. Following the termination of the Nomura Agreement, the Company’s only senior securities are the Company’s outstanding preferred stock. The Articles Supplementary for the Company’s preferred stock require that the Company maintain at least a 200% asset coverage ratio as of the end of each fiscal quarter (subject to certain cure provisions) and also prohibit the Company from declaring a common stock distribution if, at the time of declaration, the Company’s asset coverage ratio is not at least 200% after deducting the amount of such distribution. If the downgrades discussed in the Prospectus occur, and the CLO vehicles in which the Company invests are unable to distribute cash to the Company, the Company may be unable to satisfy the asset coverage requirements of the Articles Supplementary. In such scenario, the Company may be unable to declare a common stock distribution, and may be required to sell a portion of its investments or redeem a portion of the outstanding preferred stock at a time when doing so may be disadvantageous. The Company has added corresponding disclosure to pages 24 and 25 of the Prospectus.

Accounting Comments

1.	Comment: On Page 9 of the Prospectus, please delete the third bullet which reads “We have a limited operating history as a closed-end investment company.”

Response: The Company acknowledges the Staff’s comment and has removed the above-referenced disclosure.

2.	Comment: Please provide back-up support for the Senior Securities table.

Response: The Company acknowledges the Staff’s comment and has supplementally provided the requested back-up support.

*                *                *

Jeffrey A. Foor, Esq.

Christina DiAngelo Fettig

May 22, 2020

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Jonathan H. Cohen / Oxford Lane Capital Corp.
Vlad Bulkin, Esq. / Eversheds Sutherland (US) LLP